UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I – REGISTRANT INFORMATION

pdvWireless, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

3 Garret Mountain Plaza, Suite 401

Address of Principal Executive Office (Street and Number)

Woodland Park, New Jersey 07424

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

pdvWireless, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2018 within the prescribed time period without unreasonable effort or expense. The Company is finalizing the proper revenue recognition timing for revenues associated with a spectrum licensing arrangement in accordance with Accounting Standard Codification, 606, “Revenue from Contracts with Customers”, which became effective for the Company on April 1, 2018. As a result, the Company could not file its financial statements for the quarter ended June 30, 2018 by the August 9th deadline.

The delay in filing the Form 10-Q for the quarter ended June 30, 2018 is unrelated to the restatement of the Company’s financial statements for the quarter ended December 31, 2017 and for the year ended March 31, 2018, which the Company filed on August 9, 2018. The Company expects to file its quarterly report on Form 10-Q for the quarter ended June 30, 2018 by the prescribed due date allowed pursuant to Rule 12b-25.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy A. Gray	(973)	771-0300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☒    No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☐ No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

pdvWireless, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2018	By:	/s/ Timothy A. Gray
	Name:	Timothy A. Gray
	Title:	Chief Financial Officer